601 Lexington Avenue New York, New York 10022
Christopher Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 24, 2014

Via EDGAR and Hand Delivery

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Phibro Animal Health Corporation
Registration Statement on Form S-1
Filed on March 10, 2014 (File No. 333-194467)

Dear Ms. Parker:

On behalf of our client Phibro Animal Health Corporation, a New York corporation (the “Company”), this letter seeks to fulfill the Company’s previous undertaking to provide an additional response to comment number 12 of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 7, 2014, to Gerald K. Carlson, Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s previous comment 12 has been included in this letter for your convenience and we have also set forth the Company’s response to the comment immediately below the comment.

Share-Based Compensation

1.	Staff’s Comment: Upon determination of the offering price of your Class A common shares, please reconcile and explain any differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your offering price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the

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March 24, 2014

fair value of your common stock up to the filing of the registration statement. We may have further comment.

Response: The underwriters have informed the Company that they are still finalizing their valuation range for the shares of Class A common stock of the Company. As a result, the Company is not filing contemporaneously with this supplemental response letter an amendment to the Registration Statement to include the assumed initial public offering range. In order to facilitate the staff’s review of the Registration Statement, however, the Company has requested that the underwriters provide it with some preliminary valuation information. Based on their preliminary feedback, the Company estimates that the public offering price for its shares of Class A common stock will be approximately $17.00 per share, the midpoint of the preliminary range of $15.00 to $19.00 per share, after giving effect to a 1-for-0.442 stock split which will occur prior to completion of this offering (this corresponds to a public offering price of $7.51 per share, and a range of $6.63 to $8.40 per share, in each case prior to the stock split). This range is preliminary and may differ materially from the ultimate IPO price range of the Company’s Class A common stock. We refer to the midpoint of this preliminary range as the “preliminary IPO offering price.”

Since July 1, 2012, the beginning of the Company’s most recently completed fiscal year, the Company has made a single grant of share-based awards, as outlined in the table below (all dollar amounts per share prior to the stock split).

Grant Date	Number of Options	Exercise price	Fair value of common stock on date of grant	Per Share Estimated Grant Date Fair Value of Options
April 29, 2013	700,000	$5.23	$1.81	$0.15

As described in the Registration Statement, under the Section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Significant accounting policies and application of critical accounting estimates —Share-Based Compensation”, in connection with the issuance of the above stock option award set forth above, the Company conducted a substantially contemporaneous valuation of its common stock with assistance from its independent valuation specialist. In conducting this valuation, the Company used a combination of the market approach and income approach. The Company’s policies and methodologies for calculating the fair value of the common stock are described in the above-referenced section of the Registration Statement. For the above option grant, the resulting enterprise value under the market method was within 5% of the enterprise value under the income method. The Company determined the fair value by weighting the market approach by 70% and the income approach by 30%. In addition, the Company applied a marketability discount of 35% to the implied value of equity. The Company believes that the overall approach is consistent with the principles and guidance set forth in the 2004 AICPA Practice Aid on

March 24, 2014

Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The underlying assumptions relating to the Company’s valuation of the options granted on April 29, 2013 are set forth in footnote 10 to the Company’s audited financial statements for the year ended June 30, 2013, contained in the Registration Statement.

The Company believes that the primary reasons for the increase in fair value of its common stock from April 29, 2013 to the preliminary IPO offering price are as follows:

1.	The underwriters have estimated the total enterprise value primarily utilizing a multiple of calendar year 2014 projected earnings, which are greater than fiscal year 2012 actual earnings utilized in the Company’s valuation as of April 29, 2013. The Company believes that at the anticipated IPO completion date, the 2014 projected earnings would be the relevant forward earnings target for valuation purposes.

2.	The Company applied a lack-of-marketability discount of 35.0% to its calculation of the equity value reflecting the illiquidity of the Company’s common stock as of the April 29, 2013 valuation and the fact that the Company had no plans at the time to conduct an initial public offering. The underwriters’ preliminary IPO offering price does not include such marketability discount.

3.	The Company expects to reduce its debt burden (the amount of debt outstanding, its leverage, interest rate and interest payment obligations) with the use of proceeds from the IPO. The reduction in debt and interest expense positively impacts the common equity value determined by the underwriters in connection with establishing the preliminary IPO offering price. The Company’s valuation of its common stock as of April 29, 2013 did not assume any reduction in the debt burden.

4.	In August, 2013, a warrant to purchase approximately 2.1 million shares of the Company’s common stock, with an exercise price of $5.23 per share, expired unexercised, thereby increasing the fully-diluted equity value of the Company’s common stock.

5.	The Company’s financial performance continued to improve from the Company’s fiscal year ended June 30, 2012, for which the Company generated EBITDA of approximately $66.9 million, to the Company’s results of operations for the twelve months ended December 31, 2013, for which the Company generated EBITDA of approximately $83.0 million. This trend in the Company’s financial performance positively impacts the

March 24, 2014

Company’s business prospects, and consequently, reinforces the choice of multiple utilized by the underwriters in determining the preliminary IPO offering price.

The total amount of share-based compensation derived from the April 29, 2013 stock option award is $105,000. The award vested 75% on the date of grant and 25% on March 1, 2014. Consequently, approximately $82,000 of the share-based compensation expense related to the above award was recognized in the Company’s fiscal year ended June 30, 2013, as disclosed in the Company’s audited financial statements contained within the Registration Statement, and the remaining amount will be recognized in its fiscal year ending June 30, 2014.

The Company acknowledges that significant judgment is required to determine the fair value of the underlying common stock; however, the aggregate amount of stock-based compensation resulting from the above grant is not material. This would continue to be the case even if the fair value of the underlying shares was significantly higher than the Company’s determination.

In addition, the Company hereby acknowledges that:

•   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4988 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Christopher Kitchen
Christopher Kitchen

cc:	Gerald K. Carlson